THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

November 15, 2011

Ms. Angela McHale
Securities Exchange Commission

Re: James River Holdings Corp.
Registration Statement on Form S-11
Filed September 13, 2011
File No. 333-176809

General

1.         Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties.  However, your disclosure shows that you had no assets as of June 30, 2011, other than cash of $4,000, no revenues, no operations and no contracts regarding the company’s proposed business. In addition, the costs of this offering are $23,825.00.  It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.  Furthermore, the company lacks a specific plan of operations for the next twelve months.  Lastly, we note your disclosure on page F-7, which states that the company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.  We offer the following comments to help you revise your disclosure.

We are not a blank check company. The Company does have a specific business plan and intends to carry out the specific business plan. The Company has no intention of entering into any type of reverse merger with an entity in an unrelated business. The Company’s business, much like the businesses of Mr. James Barry Watts’, the Company’s CEO, is stated to be as follows: James River Holdings intends to invest in single family residential properties and manufactured home communities, but may adjust their business plan to include other similar opportunities such as multifamily and commercial property if the economy dictates and the opportunity arises.

This is not a foreign business plan to Mr. Watts and he plans on fully implementing the plan as stated in the business plan.

We have added the following statement under “Prospectus Summary”

We are not a blank check company and do not consider ourselves to be a blank check company as we:

•	Have a specific business plan. We have provided a detailed plan for the next twelve (12) months throughout our Prospectus.
•	We have no intention of entering into a reverse merger with any entity in an unrelated industry in the future.

Upon the Company’s effectiveness, it is Mr. Watts’ intention to seek out financing that would entail selling the stock available under this offering. In the past, via private placement memorandums and under offerings operating under the Rule 147 exemption for intrastate offerings, Mr. Watts has been successful in raising funds for his real estate companies. None of those companies were capitalized or had any assets prior to private placement financing. All above referenced offerings (which are also discussed in the “Conflicts of Interest” section of the S-11) have a properly filed Form D with the Commission if proper.

2.         Your disclosure indicates that you intend to form a community bank, and, although you intend to acquire properties, you disclose that you may “flip” properties.  In light of this, your registration on Form S-11 may not be appropriate.  Please explain to us why you believe you meet the eligibility requirements under General Instruction A to Form S-11 or, alternatively, choose an appropriate form for your registration statement.

The officers have decided to forgo the idea to start a community bank at this time and instead, concentrate on the real estate aspects of their business plan, thus making Form S-11 appropriate. Further, we have removed any references to starting a community based bank throughout the document. We have also appropriately adjusted the “Use of Proceeds” section to better reflect the updated plan of the Company.

Cover Page of Registration Statement

3.         We note you provide the prospectus subject to completion legend on the cover page of the registration statement.  Please refer to Item 501(b)(10) of Regulation S-K and move the subject to completion legend to the prospectus cover page.

We have moved the “Subject To Completion” legend to the prospectus cover page.

4.         We note that you provide four footnotes to the Calculation of Registration Fee Table.
Please revise your Table to include the corresponding references to the footnotes.

The Corresponding references to the footnotes has been provided.

Prospectus Cover Page

5.         We note you indicate that the total cash proceeds if all shares are sold will be $500,000.
We further note you indicate in the Calculation of Registration Fee Table on page 2, and throughout the document, that the total proceeds if all shares are sold will be $450,000. Please revise to reconcile.

We have revised the Prospectus Cover Page to reflect the proper amount of $450,000.

6.         We note you indicate on the prospectus cover page that this prospectus will permit your officer and/or director to sell the shares.  We further note you indicate on page 23 that you will sell the shares through your officers and directors. Please revise your disclosure throughout the registration statement to identify which of your officers or directors will sell the shares.

Mr. James Barry Watts will primarily be responsible for selling shares of our stock, however, Ms. Kelly Watts may also participate in selling shares. Both will rely on the “safe harbor” provisions provided by Rule 3a4-1(a)(4)(ii). Mr. Watts was an associated person of a broker dealer. However, he has since relinquished his license and has not been associated with a broker dealer in the past 12 months and has no intentions of having any association with a broker dealer.

We have revised our disclosures in the following locations:

Pg. 3 under “Preliminary Prospectus”
Pg. 22 under “Plan of Distribution”

Prospectus Summary, page 5

7.         We note your disclosure in the Description of Business section on page 27 regarding the investments you intend to make.  Please revise your Prospectus Summary section to describe the type of investments you intend to make and the time-frame(s) for making such investments.

We have added the following to comply with this comment:

The Company plans on purchasing primarily single family residences and mobile home parks, if Company capitalization permits. The Company expects to begin purchasing single family residences as soon as enough money is raised from this offering to initiate such a purchase. The company will look to purchase 1.) stable or performing assets, 2.) non-performing assets with a capitalization rate of no less than 8%, and 3.) quick turnover properties – those properties that can be bought and sold within a year for no less than 10% gross margin. We expect to make purchases within 6 months of the effectiveness of this registration statement. Please see our “Description of Business” on page 26.

Financial Summary, page 7

8.         Please ensure that the balance sheet amounts as of June 30, 2011 agree to your financial statements.  It appears that your total shareholder’s equity as of June 30, 2011 was
$4,000.
This has been updated and we have also added columns to reflect the financial statements for the period ended September 30, 2011 and as of September 30, 2011.

Risk Factors, page 7

We will require additional financing in order to implement our business plan…, page 9

9.         Please revise to quantify this amount of additional financing you will need in order to implement your business plan.  Also, disclose whether or not you have secured such financing.  Please make these same revisions to the Summary section on page 5.

We have updated both the Risk Factor section and the Summary section on page 5 with the following:
We will believe we will need at least $50,000 in equity financing to purchase properties, provide working capital, and to use for leverage for bank financing. We have not secured any bank financing.

Our offering price is arbitrary and bears no relationship to our assets, earnings…, page 9

10.       You indicate that there can be no assurance that the offering price bears any relation to the current fair market value of the common stock.  Please revise to clarify that there is no current market for your common stock.

The very first sentence of this risk factor clearly states “There is no present public trading market for the Company's Common Stock….”

Our cash flow from real estate investment may become insufficient to pay…dividends..., page 10

Failure to generate revenue may reduce distributions to stockholders, page 10

11.       You indicate on page 39 that you will not pay dividends in the foreseeable future. Please revise your risk factors (including headings) to indicate that you will not pay dividends in the foreseeable future.

We have added the statement “We will not pay dividends in the foreseeable future” in four different locations – in both headings for both risk factors and within the risk factors themselves.

When we do acquire properties, such properties may not be diversified, page 12

12.       You indicate in this risk factor that even if you sell 1,500,000 shares of common stock for $450,000 (i.e., the maximum amount), your properties may not be well diversified. Please revise to disclose the amount, assuming you do sell the maximum amount of the offering, that would actually be used for the purchase of properties.  We note your related disclosure on page 17.  In addition, please revise to provide greater detail as to the diversification of properties, both geographically and by the type of properties.  We note your disclosure on page 18, which indicates that your focus will be on investing in single family homes in Christian County, MO.

We have updated the disclosure on page 18 to also discuss the possibility of purchasing in the Greene County, MO as well as throughout the document.

We also updated risk factor on page 12 to read as follows “Even if we do sell the maximum amount of shares herein offered, we will only apply approximately $378,175 towards the purchase of property. Furthermore, we plan to primarily purchasing properties in Christian County, MO and Greene County, MO which will further limit our diversification.”

Use of Proceeds, page 17

13.       You indicate that the net proceeds from the sale of shares of common stock are estimated to be approximately $426,175.  Please revise your disclosure to clarify how you arrived at this amount.

This number was arrived at assuming that Mr. Watts would recoup monies paid for the offering costs thus far. Mr. Watts will not be repaid and thus, we have adjusted this amount to reflect the true amount of net proceeds of $432,175.

14.       Please revise your Use of Proceeds Table to clearly disclose the amount of money you expect to be able to put towards the purchase of properties, assuming the different percentages of the offering sold.

After “Use of Net Proceeds” is a line entitled “Down Payment on Properties” followed by footnote #3. This line item states the amount that would be spent at each level of fundraising. We have also clearly stated in footnote #3 the types of properties and our assumptions. We are unsure what the Commission is looking for further.

We have added the line as sentence #1 to Footnote #3 to the “Down payment of Properties” line.

15.       You indicate in footnote 2 to the Use of Proceeds Table that you expect debt service to not exceed 8% per annum based on Toronto Dominion Bank and Bank of Americas’ current rates.  Please revise to indicate whether you have secured any financing agreement with these banks and file any such agreements as exhibits.  If not, please remove or tell us why these references are applicable.

We have not secured any financing agreements with these banks. Mr. Watts generally deals with smaller community based banks, which traditionally, have better interest rates. We refer to Bank of America and Toronto Dominion Bank because these are larger banks in the country which provide a bench mark for commercial real estate purchasing in the country.

We have added a clarification stating that we do not have any financing agreements with these banks and are using these references for the above stated purpose.

16.       You indicate on page 18 that your focus will be on homes in the Christian County, MO area.  However, you indicate on page 37 that you will seek out homes primarily in Greene County, MO. Please revise for consistency throughout the document.

This has been updated throughout the document to reflect both Greene and Christian Counties.

17.       We note you intend to purchase rehabilitated houses from your CEO’s entity Harry Buys Houses, LLC.  Tell us whether you have identified any properties or businesses to acquire and determined that such acquisitions are probable.  If so, please provide audited financial statements of the properties or businesses to be acquired pursuant to either Rule 3-14 or Rule 3-05 of Regulation S-X and pro forma financial statements.

We have not identified any properties and the likelihood of acquisition is not probable at this time. If they become probable, we will provide the appropriate audited financial statements required.

18.       We note your disclosure here that you intend to form a community bank.  Please confirm for us that you intend to form a community bank in addition to acquiring single family homes.  To the extent you do intend to form a community bank, explain to us how you have complied with the various disclosure rules and regulations applicable to a bank holding company.

We have removed all references regarding a community based bank and instead have adjusted the business plan to reflect the intent to pursue real estate acquisitions, management, and disposition.

19.       Please explicitly note within footnote (1) to the table whether your CEO and sole shareholder will request reimbursement of offering expenses paid on behalf of the company.  We note disclosures elsewhere that you “may reimburse them [officers and directors] for expenses incurred in connection with the offer and sale of shares,” and that you also deduct offering expenses from net proceeds generated when calculating dilution to new investors.

The calculation of dilution to new investors is proper. Please see our explanation below.

The Officers of the Company have provided the capital to cover the offering expenses herein. He will not seek reimbursement of such expenses upon the receipt of offering proceeds since he received stock in exchange for his capital investment of $10,000, but may seek reimbursement for costs not yet incurred or paid. We estimate this to be about $17,500 including state filing fees, attorney fees, and accounting fees, barring unforeseen costs. Of this $17,500, $4,000 for state filing fees will be covered by the cash currently in our bank account and provided by Mr. Watts. Mr. Watts will not seek reimbursement for the state filing fees of $4,000 or less. This has been expressed in Footnote 2 of the Use of Proceeds.

Determination of Offering Price, page 19

20.       We note you indicate factors considered in determining the initial public offering price of the shares.  We further note you indicate on pages 5, 9 and 23 that the initial public offering price of the shares was arbitrarily determined.  Please revise the document as appropriate for consistency.

We have added this sentence to “Determination of Offering Price:”
Despite these considerations, there is no underwriting criteria to determine the offering price herein and thus, the offering price should be considered arbitrary.

Dilution, page 19

21.       Please confirm for us that your offering costs are fixed and do not vary based on the level of gross proceeds received from the offering. It appears that you have used the same amount of offering costs to calculate the percentage dilution under each scenario in this section.

Our offering costs are fixed and are not varied. Upon effectiveness, we will owe our attorney and account the amounts stated. We will also incur the copying fees and filing fees as stated.

Director, Executive Officers, Promoters and Control Persons, page 24

22.       Please revise your disclosure to describe the principal occupations and employment during the past five years of each officer and director.  Please revise to include the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is an affiliate of the registrant.  Please refer to Item 401(e) of Regulation S-K.

We have updated all of the bios of all of the officers and promoters to explicitly state their occupations for the past five years.

23.       We note you indicate on page 29 that Mr. Watts has experience as a commercial lender. Please revise your disclosure in this section to describe Mr. Watts’ experience as a commercial lender. In addition, we note you indicate on page 31 that your officers and directors have “significant experience in real estate development.”  Please revise your disclosure in this section to describe this experience or remove this statement.

We have added the following disclosure to Mr. Watts’ biographical information:

“Mr. Watts also owns a private lending company (with less than $10 million in assets) that lends to single family real estate.”

24.       Please revise your disclosure to state the term of office of each officer and director and the period during which they have served in each position. Please refer to Item 401(a) and (b) of Regulation S-K.

We have made revisions to reflect that all of our officers have served since inception and will continue to serve until a vote of the shareholders or Board of Directors takes place.

25.       We note your discussion of the various entities in which Mr. Watts owns interests. Please expand your disclosure to more fully describe Mr. Watts’ interests in each of these entities.

Mr. Watts is a majority owner in all of the entities. This has been updated to reflect his ownership.

Security Ownership of Certain Beneficial Owners and Management, page 25

26.       Please revise to provide your Security Ownership of Certain Beneficial Owners and Management Table in the tabular format provided in Item 403 of Regulation S-K.

We have updated this table and we have also provided two charts: one to state what officers and directors own and one that says what beneficial owners own.

27.       We note you indicate that J. Barry Watts will own 15.38% of the shares after the offering and that all directors, officers and principal stockholders as a group will own 76.92% of the shares after the offering.  Since Mr. Watts currently owns all the outstanding shares, explain who will hold the remaining 61.54% after the offering.  Please also reconcile this with your disclosure on page 5, which states that if all the shares under this offering are sold, the subscribers will own 13% of the outstanding shares and Mr. Watts will own the remaining 86%.  Please also revise to clarify who will own the remaining 1%.
The correct amount that Mr. Watts will own is 86.95% with new investors owning 13.05%. This has been reconciled on page 5 and on page 25.

Tax Treatment of Registrant and Its Subsidiaries, page 25

28.       You indicate in this section that you are a real estate company with real estate assets. We note you do not own any real estate assets.  Please revise.

We updated this sentence to read “Although we hope to be a real estate company with real estate assets, we will not be initially operating as a Real Estate Investment Trust (“REIT”) as we fear we may not initially be able to qualify as a REIT. Therefore, we will initially operate a C corporation.”

Description of Securities, page 26

29.       We note you indicate on page 26 that 5,000,000 common shares were outstanding as of the date of this prospectus.  We further note you indicate on page 5 that you currently have 10,000,000 shares outstanding.  In addition, we note you indicate on page 26 that upon the sale of the 1,500,000 shares offered you will have outstanding 10,000,000 shares of common stock.  Please revise throughout for consistency.

We have revised on page 26 to reflect the abovementioned.

Interest of Names Experts and Counsel, page 27

30.       You indicate that Jillian Sidoti will be issued 35,000 shares in exchange for services related to the registration statement.  Please revise your disclosure to describe in greater detail the services provided or to be provided.

We have updated this sentence to read “….11 including legal services, specifically drafting the S-11 registration statement and responding to any and all comments relating to the S-11 registration statement.”

Description of Business, page 27

Quick Turnover Properties, page 28

31.       You indicate that the Company has access to 63 acres of single family properties with a total of 165 single family residences under development, as well as your similar disclosure in footnote 5 to the Use of Proceeds Table on page 17, which states that the Company has access to 165 homes currently under development.  Please expand your disclosure to explain what you mean by “ha[ving] access.”

Mr. Watts has been offered the right to purchase the acreage, or, in the absence of such a purchase, to provide interim financing for purchasers of single-family homes on this property from the developers of the property. The subject development company is a large company in Christian County with about 870 – 900 single family development projects completed. The development company has not yet memorialized any kind of agreement in writing with the Company or Mr. Watts.

Planned Operations, page 30

32.       Please expand to discuss in greater detail your company’s plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months.  Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.

We have added the following milestones:

Milestones

To date, we have organized our and developed our business plan. Other than this, we have not accomplished any other milestones. Below is an outline of the milestones we expect to reach in the next 12 months.

First Quarter 2012 – Receive an effective registration statement from the S-11.

Upon Effectiveness (first quarter of 2012) – raise capital to start purchasing of single family homes in Greene and Christian Counties, MO.

Within the first six months of 2012 – purchase homes with capital raised from the sale of corporate stock. Rehab properties if necessary. Develop banking relationships for further leveraging assets. Contract with renters for long term hold properties that the Company may have acquired.

January 2012 – seek out relationships with private equity firms and other larger funds and REITs that may be interested in providing a second round of financing beyond the registered stock herein so that the Company can seek out larger properties such as mobile home parks.

March 2012 – Launch and market the Company’s “lease-purchase” program to low income buyers of our properties thus providing home ownership to those who might not be able to purchase a home and also cash flow to the Company.

Second Quarter 2012 – start selling any short term flips the company may have acquired with funds in Quarter 1 (if any have been acquired).

June 2012 – reinvest any proceeds received from sales of properties into the purchase of new properties or to provide rehab costs for properties currently owned by the Company (if necessary).

September 2012 – Seek out larger properties such as mobile home parks, in accordance with the Company’s business plan, if capital resources permit.

November 2012 – Purchase first mobile home park with the intent to develop a land-lease arrangement on a potential property.

There is no guarantee that we will be able to reach these milestones. These milestones are highly dependent on our ability to have an effective registration statement, and then, our ability to raise funds. We are also dependent on the availability of properties in our markets. We do believe that there will be an ample supply of properties so long as we are properly capitalized. Our milestones will be adjusted in the event that the effectiveness of our registration statement is delayed or if we have difficulties raising capital.

It is our intent, once we raise the initial $500,000 herein discussed, to seek out other forms of capital. We believe that initial capital as well as implementing our business plan will make us more attractive to larger sources of funds. We have not sought out any larger sources of funds to date and do not intend to look for such relationships until we are closer to effectiveness.

Marketing Plan, page 31

33.       Please disclose the percentage of cash flow from properties you will pay your management company.

We expect this percentage to be approximately 4% of cash flows which is industry standard. We have not entered into any formalized agreements regarding management.

Conflicts of Interest, page 31

34.       Please revise your disclosure to specifically identify the companies listed in this section that will complete with James River Holdings Corporation.  Please also consider adding a related risk factor.

We have added the following language:

None of these entities directly will compete with James River Holdings, however, they will compete with the Company for Mr. Watts’ time and resources. Most of these abovementioned conflicts are already funded and have assets. It is not the intent of Mr. Watts to have any of these companies purchase or to be vying for properties in conflict with James River Holdings.

We also added the following risk factor:

Multiple conflicts of interest exist that may hinder our performance.

Our officers and director are involved in multiple real estate companies that have similar business plans to that of the Company. Mr. Watts, our CEO, is the principal in many of these companies and dedicates much of his time to their management. Mr. Watts will continue to dedicated time to their management and is currently only dedicating about 10% of his working hours to our company. Mr. Watts will not dedicate any additional working hours until we are fully funded and able to implement our business plan. See “Conflicts of Interest” on page 30 to review a discussion of the many companies that may compete with the Company for officers’ time and resources. It is the CEO’s expectation that the Company will not compete with other entities run by the CEO for properties.

35.       You indicate on page 33 that Mr. Watts may not purchase, sell, pledge, or place under contract any property that fits the investment policies of the Company without first allowing the Company first right of refusal on such property. However, you indicate on page 36 that Mr. Watts will be the sole decision maker when it comes to determining which properties the Company will acquire.  Please explain what benefit, if any, is afforded to the company by this right of first refusal.  Please consider adding relevant risk factor disclosure.

Even though the policy offers no discernable advantage currently, as the Company grows and evolves, this will become an appropriate policy. We have clarified this.

We have also added the following risk factor:

Despite our policies, Mr. Watts will maintain control of the Company and its investment decisions.

Mr. Watts has determined that he would provide “right to first refusal” to the Company for any properties that Mr. Watts may purchase that fit the business plan of the Company. However, since Mr. Watts’ is the sole decision maker currently, this policy is not useful.

Management’s Discussion and Analysis of Financial condition, page 34

Background Overview, page 34

36.       We note that the website address that you provide does not exist.  Please revise or advise.

We have updated the disclosure to say that website has does not yet exist and is being developed.

Liquidity and Capital Resources, page 35

37.       We note that, although you currently do not have any lending relationships in place, you anticipate incurring mortgage indebtedness and other borrowings. To the extent that any relevant terms of such borrowings entered into prior to effectiveness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Based on the CEO’s previous borrowing experience with local banks for properties purchased by one of Mr. Watts’ other entities, we expect to enter into lending relationships with the following terms on a property by property basis:

•	Interest rates not to exceed 8%
•	Loan to value of 80%
•	Collateralized with a 1st deed of trust or mortgage on the property
•	Points not to exceed 1.5%
•	Loans amortized over 20-30 years.

Executive Compensation, page 40

38.       We note you indicate on page 37 that Mr. Watts received 10,000,000 shares of common stock, at a price of $0.001 per share in exchange for his services as founder of James River Holdings. Please include this payment in your Summary Compensation Table, as well as in your narrative discussion, or tell us why it is not appropriate.

We have updated the Summary Compensation Table and our narrative discussion as follows:

(1)
Mr. Watts purchased 10,000,000 shares of our common stock at a price of $.001 in exchange for providing services related to developing our business plan, working with our legal and accounting advisors regarding this S-11 statement, and providing information for this S-11 registration statement.

Board of Advisors, page 41

39.       Please revise your disclosure to explain the role of your Board of Advisors.

Balance Sheets, page F-2

40.       Please update the heading of your balance sheet to indicate that such financial statement is audited or tell us why it is appropriately labeled as unaudited.

We have made the update to reflect that the financial statement is indeed audited.

Note 1.  Organization and Description of Business, page F-7

41.       We note your disclosure that the company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.  This seems to contradict disclosure elsewhere in your document that you intend to invest in single family homes.  Additionally, we note disclosure in the use of proceeds section of your filing that you intend to form a community bank.  Please revise your disclosure here and throughout your document to provide a clear and consistent description of the company’s business.

This was incorrect and revised to state “The Company’s objective is to purchase, manage, and dispose of real estate assets.”

Other Expenses of Issuance and Distribution, page 45

42.       We note you indicate that the SEC registration fee is $25, legal fees and expenses are $20,000 and accounting fees and expenses are $3,500.  We further note you indicate in the Calculation of Registration Fee Table on page 2 that the registration fee is $52.25.  In addition, we note that in the Use of Proceeds Table on page 17 you indicate that accounting fees are $1,500 and legal fees are $16,000.  Please revise for consistency or explain.

We have updated this to read “2,500” and “15,000” as our attorney has been paid $5,000 and our accountant, $1,000. As explained throughout the document, the initial financing for the costs of our attorney and our accountant was provided by the funds that our CEO provided in exchange for stock. He is not seeking reimbursement of such costs and thus they are not reflected in our Use of Proceeds. The difference in our SEC registration fee along with Blue Sky state filing fees will be taken care of by our current funds of $4,000.

Exhibits Index, page 46

43.       We note you indicate that you filed exhibit 10.1, Promissory Notes with Shareholders, with this registration statement.  We further note that this exhibit was not filed with this registration statement. Please file this exhibit.

We have removed this reference.

44.       It appears that exhibit 3.1 is filed in an image format.  Please re-file this exhibit in either html, ASCII, or PDF format.  Please refer to the EDGAR Filer Manual, located at http://www.sec.gov/info/edgar.shtml.

We have refiled this.

Signatures, page 49

45.       We note you indicate on page 5 that you have three members on your board of directors. Please note that a majority of the board must sign the registration statement.  Please refer to Instruction 1 to Signatures on Form S-11 and revise.

This was incorrect and page 5 was revised.

46.       Please identify your controller or principal accounting officer.  Please refer to Instruction 1 to Signatures on Form S-11 and revise.

We have updated this accordingly.

Thank you for your time. Please advise us if we may file for acceleration.

Sincerely,
Jillian Ivey Sidoti, Esq.

Enclosures